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                                                                    EXHIBIT (12)


                                   ONEOK, INC.
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                                 AUGUST 31, 1999

                                                                 YEARS ENDED AUGUST 31,
                                                    1999       1998       1997       1996       1995
                                                  --------   --------   --------   --------   --------
                                                                 (Thousands of Dollars)
Fixed Charges, as defined
  Interest on long-term debt                      $ 37,087   $ 30,846   $ 31,354   $ 31,748   $ 32,345
  Other interest                                    14,440      3,723      3,376      3,184      4,934
  Amortization of debt discount and expense          1,282        506        518        530        512
  Interest on lease agreements                       2,604      2,325      2,266      2,266      2,266
                                                  --------   --------   --------   --------   --------
    Total Fixed Charges                             55,413     37,400     37,514     37,728     40,057
Preferred dividend requirements                     61,061     44,228        285        428        428
                                                  --------   --------   --------   --------   --------
Total fixed charges and
  preferred dividend requirements                 $116,474   $ 81,628   $ 37,799   $ 38,156   $ 40,485
                                                  ========   ========   ========   ========   ========
Earnings before income taxes and income from
  equity investees                                $169,552   $168,380   $ 94,107   $ 85,873   $ 68,146
Total fixed charges                                 55,413     37,400     37,514     37,728     40,057
                                                  --------   --------   --------   --------   --------
Earnings available for combined fixed
  charges and preferred dividend requirements     $224,965   $205,780   $131,621   $123,601   $108,203
                                                  ========   ========   ========   ========   ========
Ratio of earnings to combined fixed charges and
  preferred dividend requirements                    1.93x      2.52x      3.48x      3.24x      2.67x
                                                  ========   ========   ========   ========   ========


For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of net income plus fixed charges and income taxes, less undistributed income from equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.